Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of March 31, 2022, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 53 localized websites and apps available in 31 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended March 31,
	2022	2021	Δ Y/Y
Total revenue	101.6	38.2	166%
Qualified Referrals (in millions)	68.6	42.4	62%
Revenue per Qualified Referral (in €)	1.43	0.85	68%
Operating loss	(4.8)	(8.9)	(46)%
Net loss	(10.7)	(6.7)	60%
Return on Advertising Spend	183.9%	194.0%	(10.1) ppts
Adjusted EBITDA(1)	21.1	(4.8)	n.m.
n.m. not meaningful
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 10 to 11 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
In the first quarter of 2022, our total revenue increased by 166% compared to the same period in 2021, driven mainly by the recovery in travel demand in our core markets in Developed Europe and Americas. RPQR improved, particularly in Americas and Developed Europe, where most advertisers increased their bids on our marketplace significantly compared to the same period in 2021. We expect that almost all COVID-19 related measures will be phased out in the second quarter of 2022 across our core markets. With most restrictions having been lifted, we believe that the recovery is more sustainable than in 2021 and expect a further improvement as we approach the summer months in the northern hemisphere. Going forward, we plan to significantly ramp up our marketing investments in our core markets in the second quarter of 2022, while closely monitoring overall marketing efficiency.

While our business continues to improve as the world emerges from the COVID-19 pandemic, the invasion of Ukraine by Russia has had a negative impact on our business. As a result of the invasion, on March 2, 2022, we discontinued our local Russian platform, which we expect to have an immaterial impact on our total revenue and ROAS contribution in 2022. Our Eastern European platforms have seen a significant reduction in traffic volumes and continued to be negatively impacted by the war in the weeks following the invasion. We also saw an initial drop in traffic volumes in some of our Western European markets after the invasion, but since then, traffic volumes have mostly recovered to pre-conflict levels. While it is unclear how the Ukrainian crisis will impact travel demand going into the peak summer travel period in Europe, we still expect the lifting of most COVID-19 related restrictions during the last few months in the majority of our core markets will lead to a steady recovery in the second half of the year.

On April 22, 2022, the Australian Federal Court issued a judgment in the proceeding brought by the Australian Competition and Consumer Commission (ACCC) against us. The Australian Federal Court ordered us to pay a penalty of €30.2 million (AUD44.7 million) and to cover the ACCC's costs arising from the proceeding. The court also issued an injunction enjoining us from engaging in misleading conduct of the type found by the Australian Federal Court to be in contravention of the Australian Consumer Law. The decision of the Australian Federal Court had a significant negative impact on our operating expenses in the first quarter of 2022, resulting in a negative impact on operating expenses of €21.1 million and leading to a net loss of €10.7 million. Due to the size and unusual nature of the accrual relating to the judgement of the Australian Federal Court and its distorting effect on the understanding of our underlying business developments, we decided to exclude it when calculating Adjusted EBITDA. As a result, Adjusted EBITDA was €21.1 million in the first quarter of 2022, compared to an Adjusted EBITDA loss of €4.8 million in the same period in 2021.

In making the comparisons below, we note that the COVID-19 pandemic continued to have a significant adverse impact on our operating results, particularly in Developed Europe, in the first quarter of 2021. The lifting of COVID-19 related mobility restrictions resulted in a 358% increase in Referral Revenue in our Developed Europe segment in the first quarter of 2022 compared to the same period of 2021.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the first quarter of 2022, the most significant countries by revenue in that segment were Australia, Japan, Turkey, Israel and India.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions, such as display advertisements and white label services, and from subscription fees earned from advertisers for the trivago Business Studio PRO Package. These revenues do not represent a significant portion of our revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended March 31,
	2022	2021	Δ €	Δ %
Americas	€43.7	€18.3	25.4	139%
Developed Europe	43.5	9.5	34.0	358%
Rest of World	11.2	8.3	2.9	35%
Total Referral Revenue	€98.4	€36.2	62.2	172%
Other revenue	3.2	2.1	1.1	52%
Total revenue	€101.6	€38.2	63.4	166%
Note: Some figures may not add due to rounding.

Total revenue increased by €63.4 million, or by 166%, during the first quarter of 2022 compared to the same period in 2021. In the first quarter of 2022, Referral Revenue increased to €43.7 million, €43.5 million and €11.2 million or by 139%, 358% and 35% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2021. The increase in Referral Revenue was mostly driven by an increase in Qualified Referrals and Revenue per Qualified Referral (RPQR) across all segments, particularly in Developed Europe. Other revenue increased by €1.1 million, or 52%, during the first quarter of 2022, mainly driven by increased revenue from our B2B solutions compared to the same period in 2021.

Qualified Referrals
Qualified Referrals indicate the number of unique visitors per day that generate at least one referral. The following table sets forth the Qualified Referrals for our reportable segments:

Qualified Referrals by Segment (in millions)

	Three months ended March 31,
	2022	2021	Δ	Δ %
Americas	23.4	17.1	6.3	37%
Developed Europe	28.6	10.1	18.5	183%
Rest of World	16.7	15.2	1.5	10%
Total	68.6	42.4	26.2	62%
Note: Some figures may not add due to rounding.

In the first quarter of 2022, total Qualified Referrals increased by 62% as Qualified Referrals increased by 37%, 183% and 10% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2021. The period-over-period increase in Qualified Referrals was due to increased traffic volumes, particularly in Developed Europe where COVID-19 related mobility restrictions were eased compared to the prior period. The conflict in Ukraine had a negative impact on traffic volumes in Developed Europe and RoW, particularly in Central Eastern Europe, but was more than offset by the recovery in travel demand mentioned above.

Revenue Per Qualified Referral
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated:

RPQR by Segment (in €)

	Three months ended March 31,
	2022	2021	Δ %
Americas	€1.87	€1.07	75%
Developed Europe	1.52	0.94	62%
Rest of World	0.67	0.55	22%
Consolidated RPQR	€1.43	€0.85	68%

In the first quarter of 2022, consolidated RPQR increased by 68% as RPQR increased by 75%, 62% and 22% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2021. RPQR improved, particularly in Americas and Developed Europe, where most advertisers increased their bids on our marketplace significantly compared to the same period in 2021. In RoW, particularly in Asia, our advertisers kept their bids on our marketplace relatively low reflecting the muted travel demand there.

Advertiser Concentration
We generate the large majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 34% in the first quarter of 2022, compared to 21% in the same period in 2021. For brands affiliated with Booking Holdings, including Booking.com,

Agoda and priceline.com, the share of our Referral Revenue was 45% in the first quarter of 2022, compared to 56% in the same period in 2021.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended March 31,
	2022	2021	Δ ppts
ROAS
Americas	184.6%	183.1%	1.5 ppts
Developed Europe	176.6%	194.8%	(18.2) ppts
Rest of World	215.5%	222.0%	(6.5) ppts
Consolidated ROAS	183.9%	194.0%	(10.1) ppts

In the first quarter of 2022, consolidated ROAS was 183.9%, compared to 194.0% in the same period in 2021. ROAS increased to 184.6% in Americas and decreased to 176.6% and 215.5% in Developed Europe and RoW, respectively, compared to the same period in 2021. In Americas ROAS remained virtually flat, due to nearly corresponding increases in Referral Revenue and Advertising Spend, reflecting strong advertiser bids in Americas. The decrease in Developed Europe and RoW was mainly driven by a significant increase in Advertising Spend in response to the increase in travel demand mentioned above, which more than offset the increase in Referral Revenue.

In the first quarter of 2022, Advertising Spend increased by 137.0%, 404.1% and 37.8% or by €13.7 million, €19.8 million and €1.4 million in Americas, Developed Europe and RoW, respectively. In the first quarter of 2021, Advertising Spend was kept at a minimum because of the impact of the COVID-19 pandemic, while it increased in the first quarter of 2022 as a consequence of the recovery in travel demand.

Expenses
Expenses by cost category (€ millions)

	Costs and expenses			As a % of revenue
	Three months ended March 31,			Three months ended March 31,
	2022	2021	Δ %	2022	2021	Δ in ppts
Cost of revenue	€3.0	€2.6	15%	3%	7%	(4)%
of which share-based compensation	0.0	0.1	(100)%
Selling and marketing	59.3	23.3	155%	58%	61%	(3)%
of which share-based compensation	0.2	0.2	—%
Technology and content	13.6	12.6	8%	13%	33%	(20)%
of which share-based compensation	0.6	0.7	(14)%
General and administrative	30.6	8.5	260%	30%	22%	8%
of which share-based compensation	2.3	2.2	5%
Amortization of intangible assets	0.0	0.0	—%	0%	0%	—%
Total costs and expenses	€106.5	€47.1	126%	105%	123%	(18)%
Note: Some figures may not add due to rounding.

Cost of revenue
In the first quarter of 2022, cost of revenue increased by €0.4 million to €3.0 million, or 15%, period-over-period, mainly due to higher cloud-related service provider costs.

Selling and marketing
Selling and marketing expense was 58% of total revenue in the first quarter of 2022, compared to 61% in the same period in 2021.

In the first quarter of 2022, selling and marketing expense increased by €36.0 million, or by 155%, period-over-period to €59.3 million, of which €53.5 million, or 90%, was Advertising Spend. Advertising Spend increased to €23.7 million, €24.7 million and €5.1 million in Americas, Developed Europe and RoW, respectively, compared to €10.0 million, €4.9 million and €3.7 million in the same period in 2021. The increase in Advertising Spend across all segments was made in response to the increase in travel demand mentioned above. Many geographic markets in our RoW segment continued to be negatively impacted by muted traffic volumes as a result of the COVID-19 pandemic, which is the reason we have kept our marketing activities at a lower level compared to the geographic markets in our other segments.

In the first quarter of 2022, other selling and marketing expense increased by €1.1 million to €5.8 million, or 23%, period-over-period, primarily due to expenses incurred to acquire traffic, higher digital sales tax expenses and marketing related expenses associated with our long-term marketing sponsorship agreement which began in the third quarter of 2021. These were partly offset by lower television advertisement production costs.

Technology and content
In the first quarter of 2022, technology and content expense increased by €1.0 million to €13.6 million, or 8%, period-over-period, primarily due to the non-recurrence of a gain realized in the first quarter of 2021 on the modification of the lease for our Düsseldorf campus, see "Costs across multiple categories" below. The increase was further driven by higher personnel costs.

General and administrative
In the first quarter of 2022, general and administrative expense increased by €22.1 million to €30.6 million, or 260%, period-over-period, primarily driven by higher professional fees and other expenses of €21.8 million. The increase in first quarter of 2022 resulted mostly from the recognition of an additional accrual of €21.1 million, representing the incremental portion not covered by provisions we had previously established in relation to the proceeding brought by the ACCC against us.

Costs across multiple categories
In the first quarter of 2021 we reduced our office space in Düsseldorf and recorded a €1.2 million gain on our campus lease modification.

Share-based compensation remained virtually flat at €3.1 million in the first quarter of 2022, compared to the same period in 2021.

Amortization of intangible assets
Amortization of intangible assets was €34 thousand in the first quarter of 2022, compared to nil in the first quarter of 2021, as we amortize intangible assets acquired through the weekengo GmbH acquisition.

Net Income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended March 31,
	2022	2021	Δ €
Operating loss	€(4.8)	€(8.9)	4.1
Other income/(expense)
Interest expense	(0.0)	(0.1)	0.1
Other, net	0.2	0.9	(0.7)
Total other income, net	€0.2	€0.9	(0.7)

Loss before income taxes	(4.6)	(8.0)	3.4
Expense/(benefit) for income taxes	6.1	(1.3)	7.4
Net loss	€(10.7)	€(6.7)	(4.0)

Adjusted EBITDA(1)	€21.1	€(4.8)	25.9
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 10 to 11 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Net loss in the first quarter of 2022 was €10.7 million as compared to a net loss of €6.7 million in the first quarter of 2021. The decline was mainly driven by the recognition of an additional accrual in an amount of €21.1 million, representing the incremental portion not previously recognized of the penalty imposed on us by the Australian Federal Court in the proceeding brought by the ACCC against us. The decline was further driven by higher expense for income tax of €7.4 million compared to the same period in 2021. It was offset by the recovery of travel demand, resulting in an increase in our Referral Revenue by €62.2 million and in Advertising Spend by €34.9 million in the first quarter of 2022, compared to the same period in 2021.

The decision of the Australian Federal Court had a significant negative impact on our operating expenses in the first quarter of 2022, resulting in a negative impact on operating expenses of €21.1 million. Due to the size and unusual nature of the accrual relating to the judgement of the Australian Federal Court and its distorting effect on the understanding of our underlying business developments, we decided to exclude it when calculating Adjusted EBITDA. As a result, Adjusted EBITDA was €21.1 million in the first quarter of 2022, compared to an Adjusted EBITDA loss of €4.8 million in the same period in 2021.

In the first quarter of 2020, we expanded the definition of Adjusted EBITDA to adjust for impairments and certain other items such as restructuring charges and significant legal settlements. Prior to this change in definition, management recorded a provision over multiple accounting periods for the then-probable and estimable loss in connection with the proceeding. The provision of €9.6 million (AUD15 million) was included within current other liabilities on our balance sheet as of December 31, 2021. Because that provision was recorded prior to the change in definition, the provision amounts, net of foreign exchange effects, were presented within Adjusted EBITDA in the respective prior periods.

In the first quarter of 2021, a €1.2 million gain on the campus lease modification was excluded from Adjusted EBITDA. The gain was considered as a reconciling adjustment within the certain other items reconciling line as shown in the "Tabular Reconciliations for Non-GAAP Measures" on pages 10 to 11 herein.

Income taxes
Income tax expense was €6.1 million in the first quarter ended March 31, 2022, compared to an income tax benefit of €1.3 million in the first quarter ended March 31, 2021. The total weighted average tax rate was 31.5%, which was mainly driven by the German statutory tax rate of approximately 31%. Our effective tax rate this quarter was (131.2)% compared to 15.3% in the first quarter in 2021. The difference in effective tax rate in the first quarter ended March 31, 2022 compared to the first quarter in 2021 is because of the difference in the pre-tax profit and loss position and discrete items. The difference between the weighted average tax rate of 31.5% and the effective tax rate of (131.2)% in the first quarter of 2022 is primarily attributable to an additional accrual for penalty and applicant's cost award pursuant to a court ruling and to the share-based compensation expense (non-deductible for tax purposes) which are treated as discrete items.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €9.4 million as of March 31, 2022. A liability for these tax benefits was included under other long-term liabilities in the unaudited condensed consolidated financial statements.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €269.0 million as of March 31, 2022, compared to €256.7 million as of December 31, 2021. The total as of March 31, 2022 included €268.7 million in cash and cash equivalents and €0.3 million in short-term restricted cash, compared to €256.4 million of cash and cash equivalents and €0.3 million of long-term restricted cash presented in other long-term assets as of December 31, 2021.

The increase of €12.3 million during the three months ended March 31, 2022 was mostly driven by positive cash flows from operating activities of €12.1 million. These were mainly driven by positive changes in operating assets and liabilities of €18.7 million, primarily due to an increase of €28.8 million in accrued expenses and other liabilities from the recognition of an additional €21.1 million in the first quarter of 2022 in connection with the proceeding brought by the ACCC against us and changes in uncertain tax position. An increase in accounts payable of €6.4 million resulting mostly from higher Advertising Spend further contributed to positive changes in operating assets and liabilities. These were partly offset by an increase in accounts receivable of €16.0 million resulting mostly from higher revenues in the first quarter of 2022 compared to fourth quarter of 2021.

Positive changes in operating assets and liabilities were partly offset by net loss adjusted by non-cash items of €6.6 million in the three months ended March 31, 2022.

Non-cash items included in the net loss of €10.7 million consisted of share-based compensation of €3.1 million and depreciation of €1.7 million in the first quarter of 2022.

Our current ratio decreased from 7.3 as of December 31, 2021 to 4.7 as of March 31, 2022 as the relative increase in our current liabilities was higher than the increase in our current assets compared to December 31, 2021.

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add due to rounding.

	Three months ended March 31,
	2022	2021
ROAS by segment
Americas	184.6%	183.1%
Developed Europe	176.6%	194.8%
Rest of World	215.5%	222.0%
Consolidated ROAS	183.9%	194.0%

Qualified Referrals by segment (in millions)
Americas	23.4	17.1
Developed Europe	28.6	10.1
Rest of World	16.7	15.2
Consolidated Qualified Referrals	68.6	42.4

RPQR by segment
Americas	€1.87	€1.07
Developed Europe	1.52	0.94
Rest of World	0.67	0.55
Consolidated RPQR	€1.43	€0.85

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) or cost-per-acquisition (CPA) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing; sponsorship and endorsement.

RPQR: We use average Revenue Per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring, significant legal settlements and court-ordered penalties, such as the penalty imposed by the Australian Federal Court in the proceeding brought by the ACCC against us.

From time to time, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges, significant legal settlements and court-ordered penalties) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended March 31,
	2022	2021
Net loss	€(10.7)	€(6.7)
Expense/(benefit) for income taxes	6.1	(1.3)
Loss before income taxes	€(4.6)	€(8.0)
Add/(less):
Interest expense	0.0	0.1
Other, net	(0.2)	(0.9)
Operating loss	€(4.8)	€(8.9)
Depreciation of property and equipment and amortization of intangible assets	1.7	2.2
Impairment of, and gains and losses on disposals of, property and equipment	(0.0)	(0.1)
Impairment of intangible assets and goodwill	—	—
Share-based compensation	3.1	3.1
Certain other items, including restructuring, significant legal settlements and court-ordered penalties (1)	21.1	(1.2)
Adjusted EBITDA	€21.1	€(4.8)
Note: Some figures may not add due to rounding.
(1) The €21.1 million presented within the certain other items line in the tabular reconciliation for the three months ended March 31, 2022 is attributable to the ACCC penalty and costs imposed on us in the judgement by the Australian Federal Court in the proceeding brought by the ACCC against us. Of the €30.2 million (AUD 44.7 million) penalty assessed by the Australian Federal Court, a portion was accrued for over multiple accounting periods prior to the change in Adjusted EBITDA definition which took place in the first quarter of 2020. As a result, a portion of the penalty net of foreign exchange was presented within Adjusted EBITDA in prior periods.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability;
•changes in sociopolitical and macro-economic factors;
•any additional impairment of goodwill;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the decreased effectiveness of our Advertising Spend as a result of an almost complete stop to television advertising in 2020, resuming only at reduced levels in 2021, which may continue to have a negative impact on the effectiveness of our advertising in coming years;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promotes its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally.

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.